                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-90440

PROSPECTUS

                                 650,000 SHARES

                           PATTERSON-UTI ENERGY, INC.

                                  COMMON STOCK

     This prospectus relates to 650,000 shares of our common stock that may be offered for sale or otherwise transferred from time to time by certain of our stockholders. See "Selling Stockholders." The shares were issued by Patterson-UTI in March 2002 in connection with the acquisition of Odin Drilling, Inc., a company owned by the selling stockholders.

     We are not offering any shares of our common stock for sale under this prospectus. We will not receive any of the proceeds from the sale of shares by selling stockholders under this prospectus.

     Our common stock is quoted on the NASDAQ National Market under the symbol "PTEN." On August 30, 2002, the closing sales price of our common stock was $24.98 per share.

     Our principal executive office is located at 4510 Lamesa Highway, Snyder, Texas 79549 and the telephone number is (915) 574-6300.

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     Prospective purchasers of the common stock should consider carefully the matters set forth under "Risk Factors" beginning on page 5.

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     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SHARES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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     The selling stockholders may offer these shares from time to time in the over-the-counter market or otherwise. The shares may be sold at market prices prevailing at the time of sale or at negotiated prices. Any agents, brokers or dealers through whom sales are made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, and any amounts received by them in exchange for their services in connection with such sales may be deemed to be underwriting commissions. The selling stockholders will generally be responsible for their legal fees and for any commissions or discounts due to brokers or dealers. The amount of these commissions and discounts will be negotiated before the sales. We will pay the other offering expenses. See "Plan of Distribution."

                               September 3, 2002

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED, OR INCORPORATED BY REFERENCE, IN THIS PROSPECTUS. NEITHER WE NOR THE SELLING STOCKHOLDERS HAVE AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS, AS WELL AS THE INFORMATION WE PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE, IS ACCURATE ONLY AS OF THE DATE OF THE DOCUMENTS CONTAINING THE INFORMATION. IN THIS PROSPECTUS WHEN WE REFER TO PATTERSON-UTI AND USE PHRASES SUCH AS "WE" AND "OUR" WE ARE GENERALLY REFERRING TO PATTERSON-UTI ENERGY, INC. AND ITS SUBSIDIARIES AS A WHOLE OR ON A SEGMENT BASIS DEPENDING UPON THE CONTEXT IN WHICH THE STATEMENTS ARE MADE.
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                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Forward Looking Statements..................................    2
Incorporation of Certain Documents by Reference.............    3
Risk Factors................................................    5
Use of Proceeds.............................................    8
Dividend Policy.............................................    8
Selling Stockholders........................................    9
Plan of Distribution........................................   10
Legal Matters...............................................   11
Experts.....................................................   11
Where You Can Find More Information.........................   11

                           FORWARD LOOKING STATEMENTS

     Some statements contained in this prospectus, any accompanying prospectus supplement, and the documents incorporated by reference are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, statements relating to the utilization rates of land-based drilling rigs, oil and natural gas prices, demand for oil and natural gas, budgets, business strategies and other plans, intentions and objectives of our management for future operations and activities and other such matters. The words "believes," "budgeted," "plan," "plans," "estimates," "expect," "expects," "intends," "strategy," "project," "will," "could," "may" and similar expressions identify forward-looking statements. Actual results could differ materially from those expressed in the forward-looking statements. Factors that could cause such a difference include:

     - Swings in prices and demand for oil and natural gas;

     - Swings in demand for contract drilling, pressure pumping and drilling and completion fluids services;

     - Shortages of drill pipe and other drilling equipment;

     - Labor shortages, primarily qualified drilling personnel;

     - Effects of competition from other drilling contractors and providers of pressure pumping and drilling and completion fluids services;

     - Occurrence of operating hazards and uninsured losses inherent in our business operations; and

     - Environmental and other governmental regulation, among others described under "Risk Factors" below.

     You are cautioned not to place undue reliance on any of our forward-looking statements, which speak only as of the date of the document or in the case of documents incorporated by reference, the date of those documents.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately by us with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document.

     This prospectus includes by reference the documents listed below that we have previously filed with the SEC and that are not included in or delivered with this document. They contain important information about our company.

     (1) Patterson-UTI's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC on March 19, 2002;

     (2) Patterson-UTI's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002, filed with the SEC on May 14, 2002;

     (3) Patterson-UTI's Definitive Proxy Statement dated April 26, 2002 relating to the Annual Meeting of Stockholders held on May 30, 2002;

     (4) Patterson-UTI's Current Report on Form 8-K dated June 13, 2002, filed with the SEC on June 13, 2002;

     (5) Patterson-UTI's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002, filed with the SEC on July 24, 2002;

     (6) Description of Patterson-UTI's common stock contained in the Registration Statement on Form 8-A filed with the SEC on November 2, 1993; and

     (7) Description of Patterson-UTI's Preferred Stock Purchase Rights contained in the Registration Statement on form 8-A filed with the SEC on January 14, 1997.

     We incorporate by reference additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of this offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference in this prospectus, other than exhibits to any such document not specifically described above. Requests for such documents should be directed to:

                               Jonathan D. Nelson
                            Chief Financial Officer
                           Patterson-UTI Energy, Inc.
                              4510 Lamesa Highway
                                 P.O. Box 1416
                              Snyder, Texas 79550
                                 (915) 574-6300

     We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the shares of common stock offered by this document is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applies.

                                  RISK FACTORS

     Ownership of shares of Patterson-UTI common stock involves certain risks. In determining whether to purchase shares being offered for sale under this prospectus, you should carefully consider the following risk factors and other information contained in or incorporated by reference in this prospectus or in any applicable prospectus supplement.

PATTERSON-UTI IS DEPENDENT ON THE OIL AND NATURAL GAS INDUSTRY AND MARKET PRICES FOR OIL AND NATURAL GAS. DECLINES IN OIL AND NATURAL GAS PRICES HAVE ADVERSELY AFFECTED OUR OPERATIONS.

     Our revenue, profitability and rate of growth are substantially dependent upon the oil and natural gas industry and prevailing prices for oil and natural gas. In recent years, oil and natural gas prices and, therefore, the level of drilling, exploration, development and production, have been extremely volatile. Prices are affected by:

     - market supply and demand,

     - international military, political and economic conditions, and

     - the ability of the Organization of Petroleum Exporting Countries, commonly known as OPEC, to set and maintain production and price targets.

     All of these factors are beyond our control. Beginning in the third quarter of 2001 and continuing through the date of this prospectus, commodity price uncertainty has adversely affected our operations. Natural gas prices fell from an average of $4.41 per Mcf in the second quarter of 2001 to an average of $3.41 per Mcf for the same period in 2002. During this same period, the average number of the Company's rigs operating dropped by approximately 50%. We expect oil and natural gas prices to continue to be volatile and to affect our financial condition and operations and ability to access sources of capital.

A GENERAL EXCESS OF OPERABLE LAND DRILLING RIGS ADVERSELY AFFECTS OUR PROFIT MARGINS PARTICULARLY IN TIMES OF WEAKER DEMAND.

     The contract drilling business experienced increased demand for drilling services from 1995 through most of 1997 due to higher oil and natural gas prices. The increase in demand returned, beginning in mid-1999 and continued through the second quarter of 2001. However, except for those periods and other occasional upturns, generally, there have been substantially more drilling rigs available than necessary to meet demand in most operational and geographic segments of the North American land drilling industry. As a result, drilling contractors have had difficulty sustaining profit margins.

     In addition to adverse effects that future declines in demand could have on Patterson-UTI, ongoing factors which could adversely affect utilization rates and pricing, even in an environment of stronger oil and natural gas prices and increased drilling activity, include:

     - movement of drilling rigs from region to region,

     - reactivation of land-based drilling rigs, or

     - new construction of drilling rigs.

     We cannot predict either the future level of demand for our contract drilling services or future conditions in the oil and natural gas contract drilling business.

SHORTAGES OF DRILL PIPE, REPLACEMENT PARTS AND OTHER RELATED RIG EQUIPMENT ADVERSELY AFFECTS PATTERSON-UTI'S OPERATING RESULTS.

     During periods of increased demand for drilling services, the industry has experienced shortages of drill pipe, replacement parts and other related rig equipment. These shortages can cause the price of these items to increase significantly and require that orders for the items be placed well in advance of expected use. These price increases and delays in delivery may require us to substantially increase capital expenditures in our contract drilling segment. Severe shortages could impair our ability to operate our drilling rigs.

THE VARIOUS BUSINESS SEGMENTS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE WITH EXCESS CAPACITY WHICH MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

     Our land drilling and pressure pumping businesses are intensely competitive due to the fact that the supply of available land drilling rigs and pressure pumping equipment exceeds the demand for those rigs and equipment. This excess capacity has resulted in substantial competition for drilling and pressure pumping contracts. The fact that drilling rigs and pressure pumping equipment are mobile and can be moved from one market to another in response to market conditions heightens the competition in the industry.

     Patterson-UTI believes that price competition for drilling and pressure pumping contracts will continue for the foreseeable future due to the existence of available rigs and pressure pumping equipment. In addition, some of our competitors have greater financial resources than we do which may enable them to:

     - better withstand industry downturns,

     - compete more effectively on the basis of price, and

     - acquire existing rigs or equipment or build new rigs or equipment.

     In recent years, many drilling and pressure pumping companies have consolidated or merged with other companies. Although this consolidation has decreased the total number of competitors, we believe the competition for drilling and pressure pumping services will continue to be intense.

     The drilling and completion fluids services industry is highly competitive. Price is generally the most important competitive factor in the industry. Other competitive factors include the availability of chemicals and experienced personnel, the reputation of the fluids services provider in the drilling industry and our relationship with existing customers. Some of our competitors have substantially greater resources and longer operating histories than we have. We believe that competition for drilling and completion fluids service contracts will continue to be intense.

LABOR SHORTAGES ADVERSELY AFFECT OUR OPERATING RESULTS.

     During periods of increased demand for contract drilling services, the industry experiences shortages of qualified drilling rig personnel. During these periods, our ability to attract and retain sufficient qualified personnel to market and operate our drilling rigs is adversely affected which in turn has a negative impact on both our operations and profitability. Operationally, it is more difficult to hire qualified personnel which adversely affects our ability to mobilize inactive rigs in response to the increased demand for our contract drilling services. Additionally, wage rates for drilling personnel are likely to increase, resulting in greater operating costs and reduced operating margins. During the last upturn in our industry, we experienced an approximate 30% to 40% increase in wage rates to our drilling personnel which reduced operating margins.

CONTINUED GROWTH OF PATTERSON-UTI THROUGH RIG ACQUISITION IS NOT ASSURED.

     We have increased our drilling rig fleet over the past several years through mergers and acquisitions. In May 2001, UTI merged with Patterson in a so-called "merger of equals." The combination of the two companies doubled the number of our drilling rigs. The land drilling industry has experienced significant consolidation over the past several years, and there can be no assurance that acquisition opportunities will continue to be available. Additionally, we are likely to continue to face intense competition from other companies for available acquisition opportunities.

     There can be no assurance that we will:

     - have sufficient capital resources to complete additional acquisitions,

     - successfully integrate acquired operations and assets,

     - be able to manage effectively the growth and increased size,

     - be successful in deploying idle or stacked rigs,

     - be able to maintain the crews and market share attributable to operating drilling rigs acquired, or

     - be successful in improving our financial condition, results of operation, business or prospects in any material manner as a result of any completed acquisition.

     We may incur substantial indebtedness to finance future acquisitions and also may issue equity securities or convertible securities in connection with any such acquisitions. Debt service requirements could represent a significant burden on our results of operations and financial condition and the issuance of additional equity could be dilutive to our existing stockholders. Also, continued growth could strain our management, operations, employees and resources.

THE NATURE OF OUR BUSINESS OPERATIONS PRESENTS INHERENT RISKS OF LOSS, THAT, IF NOT INSURED OR INDEMNIFIED AGAINST COULD ADVERSELY AFFECT PATTERSON-UTI'S OPERATING RESULTS.

     Our operations are subject to many hazards inherent in the contract drilling, pressure pumping and drilling and completion fluids businesses, which in turn could cause personal injury or death, work stoppage or serious damage to our equipment. Our operations could also cause environmental and reservoir damages. We maintain insurance coverage and have indemnification agreements with many of our customers. However, there is no assurance that such insurance or indemnification agreements would adequately protect Patterson-UTI against liability from all consequences of the hazards. Additionally, there can be no assurance that insurance would be available to cover any or all of these risks, or, even if available, that insurance premiums or other costs would not rise significantly in the future, so as to make such insurance prohibitive.

     We have elected in some cases to accept a greater amount of risk through increased deductibles on certain insurance policies. For example, we maintain a $750,000 per occurrence deductible on our worker's compensation insurance coverage and a $2 million per occurrence with a $4 million aggregate deductible on our general liability insurance coverage. These levels of self-insurance expose us to increased operating costs and risks.

VIOLATIONS OF ENVIRONMENTAL LAWS AND REGULATIONS COULD MATERIALLY ADVERSELY AFFECT PATTERSON-UTI OPERATING RESULTS.

     The drilling of oil and natural gas wells is subject to various state, federal and foreign laws, rules and regulations. The cost to Patterson-UTI of compliance with these laws and regulations could be substantial. Failure to comply with these requirements could subject Patterson-UTI to substantial civil and criminal penalties. In addition, federal law imposes a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages from such spills. Patterson-UTI, as an owner and operator of land-based drilling rigs may be deemed to be a responsible party under federal laws. Our operations and facilities are subject to numerous state and federal environmental laws, rules and regulations, including, without limitation, laws concerning the containment and disposal of hazardous substances, oil field waste and other waste materials, the use of underground storage tanks and the use of underground injection wells.

SOME OF OUR CONTRACT DRILLING SERVICES ARE DONE UNDER TURNKEY AND FOOTAGE CONTRACTS, WHICH ARE FINANCIALLY RISKY.

     A portion of our contract drilling is done under turnkey contracts and footage contracts, which involve significant risks. Under turnkey contracts, we contract to drill a well to a certain depth under specified conditions at a fixed price. Under footage contracts, we contract to drill a well to a certain depth under specified conditions at a fixed price per foot. The risk to us under these types of drilling contracts are greater than on a well drilled on a daywork basis. Unlike daywork contracts, we must bear the cost of performing drilling services until the target depth is reached. We must also make significant up-front working capital commitments prior to receiving payment. In addition, we must assume most of the risk associated with the drilling operations, generally assumed by the operator of the well on a daywork contract, including blowouts, loss of hole from fire, machinery breakdowns and abnormal drilling conditions. Accordingly, if severe drilling problems are encountered in drilling wells under such contracts, we could suffer substantial losses.

ANTI-TAKEOVER MEASURES IN OUR CHARTER DOCUMENTS AND UNDER STATE LAW COULD DISCOURAGE AN ACQUISITION OF PATTERSON-UTI AND THEREBY AFFECT THE RELATED PURCHASE PRICE.

     Patterson-UTI, as a Delaware corporation, is subject to the Delaware General Corporation Law, including Section 203, an anti-takeover law enacted in 1988. We have also enacted certain anti-takeover measures, including a stockholders' rights plan. In addition, our board of directors has the authority to issue up to one million shares of preferred stock and to determine the price, rights (including voting rights), conversion ratios, preferences and privileges of that stock without further vote or action by the holders of the common stock. As a result of these measures and others, potential acquirers of Patterson-UTI may find it more difficult or be discouraged from attempting to effect an acquisition transaction with us. This may deprive holders of our securities of certain opportunities to sell or otherwise dispose of the securities at above-market prices pursuant to any such transactions.

WE HAVE PAID NO DIVIDENDS ON OUR COMMON STOCK AND HAVE NO PLANS TO PAY
DIVIDENDS.

     We have not declared or paid cash dividends on our common stock in the past. We do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. The terms of our existing credit facility limit the payment of dividends without the prior written consent of the lenders.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of our common stock by the selling stockholders.

                                DIVIDEND POLICY

     Patterson-UTI has not paid cash dividends on our common stock in the past and does not expect to pay any cash dividends on the common stock in the foreseeable future. Instead, we intend to retain our earnings to support the operations and growth of our businesses. Any future cash dividends would depend on future earnings, capital requirements, Patterson-UTI's financial condition and other factors deemed relevant by our Board of Directors. In addition, the terms of our existing credit facility limit the payment of dividends without the prior written consent of the lenders.

                              SELLING STOCKHOLDERS

     The following table sets forth the name of each selling stockholder, the total number of shares of our common stock beneficially owned by each selling stockholder as of June 11, 2002, and the total number of shares that each selling stockholder may offer and sell pursuant to this prospectus. The exact number of shares of common stock that each selling stockholder may retain upon completion of this offering cannot be determined at this time. However, if all shares of common stock offered pursuant to this prospectus were sold, upon completion of this offering no selling stockholder would own more than 1% of our common stock. None of the selling stockholders has had any position, office or other material relationship with Patterson-UTI or any of its predecessors or affiliates within the past three years.

                                                     SHARES                          SHARES
                                                  BENEFICIALLY     SHARES BEING   BENEFICIALLY
                                                  OWNED BEFORE      OFFERED IN    OWNED AFTER
NAME                                                OFFERING       THE OFFERING     OFFERING
----                                             ---------------   ------------   ------------
Roy T. Oliver, Jr. ...........................        801,214(1)     456,790        344,424(1)
Oliver Family Trust F.B.O. William R. Oliver,
  Lee C. Arbogast, Trustee(2).................         38,889         38,889              0
Oliver Family Trust F.B.O. Jackson T. Oliver,
  Lee C. Arbogast, Trustee(2).................         38,889         38,889              0
Michael D. Oliver.............................         85,335(3)      61,729         23,606(4)
Katrina J. Martin.............................          7,353(5)       6,173          1,180(6)
Estate of Wendel Wells........................          6,173          6,173              0
Emily Oliver..................................          9,259          9,259              0
Ashley Oliver Ritenour........................          9,259          9,259              0
Lee C. Arbogast, Custodian for Tyler L.
  Arbogast under Oklahoma UTMA(2).............          3,086          3,086              0
Lee C. Arbogast, Custodian for Kelsey L.
  Arbogast under Oklahoma UTMA(2).............          3,086          3,086              0
Mike Mullen...................................         23,041(7)      16,667          6,374(8)
                                                    ---------        -------        -------
     Totals...................................      1,025,584        650,000        375,584
                                                    =========        =======        =======

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(1) Includes 94,424 shares which may be acquired pursuant to warrants which are presently exercisable, including warrants to purchase 11,802 shares which are held by Mr. Oliver as custodian for his children, William R. Oliver and Jackson T. Oliver.

(2) Mr. Arbogast, as Trustee, has voting and dispositive powers with respect to the shares and, therefore, may be deemed the beneficial owner of the shares.

(3) Includes 23,606 shares which may be acquired pursuant to warrants which are presently exercisable.

(4) Represents 23,606 shares which may be acquired pursuant to warrants which are presently exercisable.

(5) Includes 1,180 shares which may be acquired pursuant to warrants which are presently exercisable.

(6) Represents 1,180 shares which may be acquired pursuant to warrants which are presently exercisable.

(7) Includes 6,374 shares which may be acquired pursuant to warrants which are presently exercisable.

(8) Represents 6,374 shares which may be acquired pursuant to warrants which are presently exercisable.

     The shares of our common stock being offered by the selling stockholders in this offering were issued to the selling stockholders as consideration for the acquisition of a company owned by them.

     Pursuant to the terms of a registration rights agreement executed in connection with the acquisition agreement, we will pay all expenses of registering the shares under the Securities Act, including all registration and filing fees, printing expenses and the fees and disbursements of our counsel and accountants. The agreement also provides that we will indemnify the selling stockholders against certain civil liabilities, including liabilities under the Securities Act, or will contribute to payments the selling stockholders may be required to make in respect thereof. The selling stockholders will pay all fees and disbursements of their counsel and all brokerage fees, commissions and expenses for any shares that are registered and that they sell. We expect to withdraw registration of any unsold shares on or shortly after March 20, 2003, when we expect the shares will be eligible for public sale pursuant to the exemption from registration provided by Rule 144 under the Securities Act.

                              PLAN OF DISTRIBUTION

     The selling stockholders may offer and sell the shares of common stock offered by this prospectus from time to time in one or more of the following transactions:

     - in the over-the-counter market, on the NASDAQ National Market or any other securities exchange on which our common stock may be then listed;

     - in transactions other than in the over-the-counter market or any such exchange (including negotiated transactions and other private transactions);

     - in short sales of the common stock, in transactions to cover short sales or otherwise in connection with short sales;

     - by pledge to secure debts and other obligations or on foreclosure of a pledge;

     - through put or call options, including the writing of exchange-traded call options, or other hedging transactions related to the common stock; or

     - in a combination of any of the above transactions.

     Any hedging transactions that may be entered into by the selling stockholders from time to time may include, among others, one or more of the following transactions, in which a selling stockholder may:

     - enter into transactions with a broker-dealer or any other person in connection with which such broker-dealer or other person will engage in short sales of the common stock under this prospectus, in which case such broker-dealer or other person may use shares of common stock received from the selling stockholder to close out its short positions;

     - sell common stock short itself and redeliver shares offered by this prospectus to close out its short positions or to close out stock loans incurred in connection with their short positions;

     - enter into option or other types of transactions that require the selling stockholder to deliver common stock to a broker-dealer or any other person, who will then resell or transfer the common stock under this prospectus; or

     - loan or pledge the common stock to a broker-dealer or any other person, who may sell the loaned shares, or, in an event of default in the case of pledge, sell the pledged shares under this prospectus.

     The selling stockholders may use broker-dealers or other persons to sell their shares in transactions that may include, among others, one or more of the following:

     - a block trade in which a broker-dealer or other person may resell a portion of the block, as principal or agent, in order to facilitate the transaction;

     - purchases by a broker-dealer or other person, as principal, and resale by the broker-dealer or other person for its account; or

     - ordinary brokerage transactions and transactions in which a broker purchases.

     Broker-dealers or other persons may receive discounts or commissions from the selling stockholders, or they may receive commissions from purchasers of shares for whom they acted as agents, or both. Broker-dealers or other persons engaged by the selling stockholders may allow the broker-dealers or other persons to participate in resales. The selling stockholders may agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the shares, including liabilities arising under the Securities Act.

     The selling stockholders have advised us that they may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices and that the transactions listed above may include cross or block transactions.

                                 LEGAL MATTERS

     The validity of the shares offered hereby will be passed upon for Patterson-UTI by Fulbright & Jaworski L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements of Patterson-UTI incorporated in this Prospectus by reference to Patterson-UTI's Annual Report on Form 10-K for the year ended December 31, 2001, except as they relate to UTI Energy Corp. as of December 31, 2000 and the two years then ended, have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to UTI Energy Corp., by Ernst & Young LLP, independent accountants, whose report thereon appears therein. Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC:

            Judiciary Plaza, Room 10024              Seven World Trade Center
            450 Fifth Street, N.W.                   Suite 1300
            Washington, D.C. 20549                   New York, New York 10048

                                Citicorp Center
                            500 West Madison Street
                                   Suite 1400
                            Chicago, Illinois 60661

     You can also obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 10024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.

     The SEC also maintains an internet world wide web site that contains reports, proxy statements and other information about issuers, like Patterson-UTI, that file electronically with the SEC. The address of that site is http://www.sec.gov.

     You can also inspect reports, proxy statements and other information about us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     We have filed with the SEC a registration statement on Form S-3 covering the shares offered by the prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.